UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30338 / January 2, 2013

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In the Matter of

HATTERAS VARIABLE TRUST, ET AL.
8540 Colonnade Center Drive, Suite 401
Raleigh, NC 27615

(812-14040)

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
("1940 ACT") GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS
9(a), 13(a), 15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND
RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

Hatteras Variable Trust ("Trust") and Hatteras Alternative Mutual Funds (collectively
"Applicants") filed an application on June 4, 2012, and an amended and restated
application on October 2, 2012, for an order of the Commission under Section 6(c) of the
Act granting exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of
the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a life
insurance company separate account supporting variable life insurance contracts ("VLI
Accounts") holds shares of an existing portfolio of the Trust (an "Existing Fund") or a
"Future Fund," as defined below (each, a "Fund;" collectively, the "Funds"), and one or
more of the following other types of investors also hold shares of the Funds: (i) any life
insurance company separate account supporting variable annuity contracts ("VA
Accounts"); (ii) any VLI Account; (iii) trustees of qualified group pension or group
retirement plans outside the separate account context; (iv) the investment adviser or any
subadviser to a Fund or affiliated persons of the adviser or subadviser (representing seed
money investments in the Fund); and (v) any general account of an insurance company
depositor of VA Accounts and/or VLI Accounts and affiliated persons of such insurance
company. As used in the application, a Future Fund is any investment company (or
investment portfolio or series thereof), other than an Existing Fund, designed to be sold to
VA Accounts and/or VLI Accounts and to which Applicants or their affiliates may in the
future serve as investment advisers, investment subadvisers, investment managers,
administrators, principal underwriters or sponsors.

A notice of filing of the application was issued on December 6, 2012 (Rel. No. IC-30296). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) AND 15(b) of the Investment Company Act of 1940, and rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Hatteras Variable Trust, et al. (812-14040) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary